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                                                 Filed by Heritage Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company: Heritage Bancorp, Inc.
                                                    Commission File No.: 0-29492



      On June 27, 2000, SouthBanc Shares, Inc., a Delaware Corporation, and Heritage Bancorp, Inc., a Delaware corporation, jointly issued the following press release:

PRESS RELEASE

*FOR IMMEDIATE RELEASE*

                          OFFICE OF THRIFT SUPERVISION
                               APPROVES MERGER OF
                      SOUTHBANC SHARES AND HERITAGE BANCORP

      Anderson, South Carolina, June 27, 2000 -- SouthBanc Shares, Inc. (Nasdaq:
SBAN), Anderson, South Carolina, and Heritage Bancorp, Inc. (Nasdaq: HBSC), Laurens, South Carolina, announced today that they have received the approval of the Office of Thrift Supervision for their pending merger. Upon completion of the merger, Heritage Federal Bank will operate as a wholly owned subsidiary of SouthBanc Shares.

      The merger remains subject to the approval of the shareholders of both companies. SouthBanc Shares and Heritage Bancorp have scheduled meetings of their respective shareholders for July 18, 2000. The merger is expected to close shortly following receipt of shareholder approval.

      SouthBanc and Heritage have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC by SouthBanc are available free of charge from the Secretary of SouthBanc at 907 North Main Street, Anderson, South Carolina 29622, telephone (864) 225-0241. Documents filed with the SEC by Heritage are available free of charge from the Secretary of Heritage at 201 West Main Street, Laurens, South Carolina 29360, telephone (864) 984-4581. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.



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For further information contact:

Robert W. Orr
President and CEO
SouthBanc Shares, Inc.
(864) 225-0241

J. Edward Wells
President and CEO
Heritage Bancorp, Inc.
(864) 984-4581




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